ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com
202.942.5154
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

[redacted]

October 2, 2003

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) a press release regarding the approval of the merger of CEDC and C.A. La Electricidad de Caracas ("EDC"), together with *pro forma* financial statements, which were disseminated to the shareholders of CEDC on September 19, 2003; (ii) a press release regarding an energy supply agreement entered into by EDC, which was disseminated to the shareholders of CEDC on September 19, 2003; and (iii) a press release regarding the appointment of Banco Venezolano de Crédito as an additional custodian under EDC's and CEDC's ADR program, which was disseminated to the shareholders of CEDC on September 30, 2003.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

10/6

Enclosures

#82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Corporación EDC, C.A. to Merge with C.A. La Electricidad de Caracas

Caracas, Venezuela (Sept 19, 2003). During an Extraordinary Shareholders Meeting of Corporación EDC, C.A. (CEDC) and C.A. La Electricidad de Caracas (EDC) held today, the shareholders considered and resolved to merge CEDC into EDC. The merger will be effective in December, 2003.

CEDC was created in 1996 to invest in non regulated activities such as energy, gas, water and telecom. In 2000 the company decided to sell all non-core investments other than those in the Venezuelan power business. The proceeds of the sales were distributed as dividends among shareholders.

Andrés Gluski, CEO of CEDC and EDC, stated that "the merger is consistent with our medium term strategy of concentrating our activities in the Venezuelan electrical sector." He added that "the company expects this decision to help improve administrative and operating processes, in line with the spirit and requirements of the new Venezuelan Electric Service Law, which establishes a service level on the basis of a model company. "

As a result of the merger, former CEDC companies, such as Genevapca and Administradora Serdeco, become part of EDC. Genevapca is an independent power plant that provides energy and steam to PDVSA's Cardón and Amuay Refinery Complex. Administradora Serdeco provides billing and collection services for EDC, municipalities and other public services.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A.(CEDC) The Group's American Depositary Receipts (ADRs) are dealt in the U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity globally in a socially responsible manner.

Corporación EDC

una empresa AES

Income Statements

(Based on unaudited statements and expressed in Millons of constant bolívars by 07/31/2003)

Operating Revenues	65,000
Operating Expenses	(19,085)
EBITDA	**45,915**
EBITDA Margin	**70.64%**
Depreciatión y Amortizatión	(13,650)
Other Expenses, Net	(3,163)
Integrated Financing Cost	(17,591)
Income (Loss) before Taxes	**11,511**
Provision for Income tax	(10,749)
Net Income	**762**

Corporación EDC
una empresa AES

Balance Sheet

(Based on unaudited statements and expressed in Millons of constant bolívars by 07/31/2003)

Assets		Liabilities and Equity	
Current Assets	64,588	Current Liability	340,512
Property, Plant and Equipment	296,415	Other Liabilities	30,410
Investment	3,081	Long Term Liabilities	18,590
Long Term Accounts Payable	176	Equity	42,645
Other Assets & Deferred Credits	67,897		
Activo	432,157	Liabilities & Equity	432,157

C.A. La Electricidad de Caracas

EDC Merged
Income Statement (Proforma)

(Based on unaudited statements and expressed in Millons of constant bolívars by 07/31/2003)	EDC	EDC Merged	Absolute Variation
Operating Revenues	499,192	550,943	51,751
Operating Expenses	(211,167)	(217,003)	(5,836)
EBITDA	**288,025**	**333,940**	**45,915**
EBITDA MARGIN	**57.70%**	**60.61%**	
Depreciatión y Amortizatión	(161,748)	(175,398)	(13,650)
Other Net Expenses	(11,401)	(14,564)	(3,163)
Integrated Financing Cost	(119,376)	(136,967)	(17,591)
Income (loss) before Taxes	**(4,500)**	**7,011**	**11,511**
Provision for Income Tax	(17,363)	(28,112)	(10,749)
Net Income (Loss)	**(21,863)**	**(21,101)**	**762**

C.A. La Electricidad de Caracas

EDC Merged
Balance Sheet (Proforma)

(Based on unaudited statements and expressed in Millons of constant bolívars by 07/31/2003)

	EDC	EDC Merged	Absolute Variation
Assets			
Current Assets	1,014,575	732,310	(282,265)
Property, Plant and Equipment	2,667,507	2,963,922	296,415
Investments	59,014	62,095	3,081
Long Term Accounts Payable	43,288	43,464	176
Other Assets & Deferred Credits	44,978	112,875	67,897
Total Assets	**3,829,362**	**3,914,666**	**85,304**

C.A. La Electricidad de Caracas

EDC Merged
Balance Sheet (Proforma)

(Based on unaudited statements and expressed in Millons of constant bolívars by 07/31/2003)

	EDC	EDC Merged	Absolute Variation
Liabilities and Equity			
Current Liabilities	598,722	592,381	(6,341)
Others Liabilities	102,382	132,792	30,410
Long Term Liabilities	798,231	816,821	18,590
Equity	2,330,027	2,372,672	42,645
Total Liabilities and Equity	**3,829,362**	**3,914,666**	**85,304**

82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Corporación EDC, C.A. se fusionará con C.A. La Electricidad de Caracas

Caracas, Venezuela (19 de Septiembre de 2003). Durante la Asamblea General Extraordinaria de Accionistas de Corporación EDC, C.A. (CEDC) y C.A. La Electricidad de Caracas (EDC) realizada el día de hoy, los accionistas consideraron y aprobaron la fusión por absorción de CEDC con EDC.

CEDC fue creada en 1996 con el fin de diversificar sus inversiones hacia los negocios no medulares tales como, energia, gas, agua y telecomunicaciones. Para el 2002, la compañía decidió vender todas aquellas empresas e inversiones diferentes al negocio del servicio eléctrico en Venezuela. Los ingresos provenientes de la venta de estos activos fueron pagados en dividendos a los accionistas.

Andrés Gluski, Presidente de CEDC y EDC, señaló que "la fusión es consistente con nuestra estrategia a mediano plazo de concentrar nuestras actividades en el sector eléctrico venezolano". El añadió que "la compañía confía que esta decisión mejorará nuestros procesos operativos, en línea con el espíritu y requerimientos de la nueva Ley Orgánica del servicio Eléctrico, la cual establece los niveles de servicio sobre las bases de una empresa modelo."

Como resultado de la fusión, las empresas filiales de CEDC , tales como Genevapca y Administradora Serdeco, formarán parte de EDC. Genevapca es una planta de generación independiente que provee energía y vapor a las Refinerías de Cardón y Amuay de PDVSA. Administradora Serdeco provee la facturación y cobro del servicio para EDC, municipios y otros servicios públicos.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A.(CEDC) El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el simbolo: "ELDAY".

AES principal accionista, es una compañia de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 28 paises.

Corporación EDC
una empresa AES

Ganacias y Pérdida Corporación EDC

(Expresado en millones de bolívares constantes al 31/07/2003)

Ingresos Operación	65,000
Gastos Operativos	(19,085)
EBITDA	**45,915**
MARGEN EBITDA	**70.64%**
Depreciación y Amortización	(13,650)
Otros Gastos, Netos	(3,163)
Costo Integral de Financiamiento	(17,591)
Utilidad (pérdida) antes impuestos	**11,511**
Provisión para impuestos	(10,749)
Utilidad Neta	**762**

Corporación EDC
una empresa AES

Balance General
Corporación EDC

(Expresado en millones de bolívares constantes al 31/07/2003)

Activo		Pasivo y Patrimonio	
Activo Circulante	64,588	Pasivos circulante	340,512
Propiedades, plantas y equipos	296,415	Otros pasivos	30,410
Inversiones	3,081	Pasivos a largo plazo	18,590
Cuentas por cobrar a largo plazo	176	Patrimonio	42,645
Otros activos y cargos diferidos	67,897		
Activo	**432,157**	**Pasivo y Patrimonio**	**432,157**

C.A. La Electricidad de Caracas

EDC Fusionada
Ganacias y Pérdida (Proforma)

(Expresado en millones de bolívares constantes al 31/07/2003)

	EDC	EDC Fusionada	Variación Absoluta
Ingresos de Operación	499,192	550,943	51,751
Gastos de Operación	(211,167)	(217,003)	(5,836)
EBITDA	**288,025**	**333,940**	**45,915**
MARGEN EBITDA	**57.70%**	**60.61%**	
Depreciación y Amortización	(161,748)	(175,398)	(13,650)
Otros Gastos Neto	(11,401)	(14,564)	(3,163)
Costo Integral de Financiamiento	(119,376)	(136,967)	(17,591)
Utilidad (Pérdida)antes de impuestos	**(4,500)**	**7,011**	**11,511**
Provisión para Impuestos	(17,363)	(28,112)	(10,749)
Utilidad (Pérdida)Neta	**(21,863)**	**(21,101)**	**762**

C.A. La Electricidad de Caracas

EDC Fusionada
Balance General (Proforma)

(Expresado en millones de bolívares constantes al 31/07/2003)

	EDC	EDC Fusionada	Variación Absoluta
Activo			
Activo Circulante	1,014,575	732,310	(282,265)
Propiedades, plantas y equipos	2,667,507	2,963,922	296,415
Inversiones	59,014	62,095	3,081
Cuentas por cobrar a largo plazo	43,288	43,464	176
Otros activos y cargos diferidos	44,978	112,875	67,897
Activo	**3,829,362**	**3,914,666**	**85,304**

C.A. La Electricidad de Caracas

EDC Fusionada
Balance General (Proforma)

(Expresado en millones de bolívares constantes al 31/07/2003)

		Fusionada	Absoluta
Pasivo y Patrimonio			
Pasivos circulante	598,722	592,381	(6,341)
Otros pasivos	102,382	132,792	30,410
Pasivos a largo plazo	798,231	816,821	18,590
Patrimonio	2,330,027	2,372,672	42,645
Pasivo y Patrimonio	**3,829,362**	**3,914,666**	**85,304**

82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact Person:
Scarlett Alvarez
Director
Investor Relations
Phone: 0212 502-2950
edcinversionistas@aes.com

EDC Signs New Agreement to Supply Energy to the NIS

Caracas, Venezuela (September 19, 2003). C.A. La Electricidad de Caracas (EDC) and state-owned distribution Company Cadafe signed a new agreement whereby EDC will supply up to 1 million MWh to the National Interconnected System (NIS).

This new 5-month agreement is to supply energy at 10 USD/MWh resulting in revenue of USD10 million.

The parties to the agreement include Cadafe, Pdvsa –which has agreed to supply the required fuel to the account of Cadafe-, the Ministry of Energy and Mines (MEM) and the Ministry of Finance- which has agreed to make the payments on behalf of Cadafe. This agreement is consistent with the MEM strategy to preserve the water reserves of the Guri Dam.

The investments made by EDC over the past several years to increase generation and transmission capacity have enabled it to not only provide a reliable supply of electricity to Greater Caracas but also to sell excess energy through the NIS to the rest of the country.

82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

EDC firmó nuevo Contrato de suministro al SIN

Caracas, Venezuela (19 de Septiembre de 2003). C.A. La Electricidad de Caracas (EDC) y Cadafe firmaron un nuevo contrato de suministro de energía al Sistema Interconectado Nacional (SIN) por 1 millón de MWh.

El nuevo contrato es por un monto de 10 millones de dólares y contempla el suministro de hasta 1 millón de MWh, al valor de 10 dolares por MWh, por un período de cinco (5) meses.

El contrato lo firman Cadafe, PDVSA -quien se compromete a suministrar el combustible necesario por cuenta de Cadafe-, el Ministerio de Energía y Minas, y el Ministerio de Finanzas -quien se compromete a realizar el pago. Este acuerdo forma parte de la estrategia del Ministerio de Energía y Minas de contribuir a preservar el nivel de las reservas de la Represa del Guri.

Las inversiones realizadas por la EDC ha permitido tener un parque de generación confiable y así disponer de un excedente para entregar volúmenes de energía al SIN después de satisfacer la demanda de la Gran Caracas.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A.(CEDC) El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 28 países.

#82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact Person:
Scarlett Alvarez
Director
Investor Relations
Phone: 0212 502-2950
edcinversionistas@aes.com

Banco Venezolano de Crédito
Additional Custodian for CEDC/EDC ADRsb

Caracas, Venezuela (September 30, 2003). C.A. La Electricidad de Caracas (EDC) and Corporación EDC, C.A. (CEDC) announced today that The Bank of New York ADR Division appointed Banco Venezolano de Credito to act as an additional local custodian for the CEDC/EDC ADR Program.

Shareholders wishing to convert shares into American Depositary Shares (ADS) should contact Banco Venezolano de Crédito. Contact person in Caracas, Venezuela is Altina de Sousa, telephone number (58 / 212) 806-6225.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

#82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Banco Venezolano de Credito designado Custodio adicional de las Acciones de EDC/CEDC

Caracas, Venezuela (30 de Septiembre de 2003). C.A. La Electricidad de Caracas (EDC) y Corporación EDC, C.A (CEDC), anuncia que The Bank of New York, Departamento de Custodia, designó al Banco Venezolano de Crédito como agente local de traspaso y custodio adicional de las acciones de EDC y CEDC.

Los accionistas que deseen empaquetar y convertir las acciones de la EDC y CEDC en American Depositary Shares (ADS) sírvanse contactar al Banco Venezolano de Crédito. La persona contacto es Altina de Sousa, teléfono: (212) 806-6225.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A.(CEDC) El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el simbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 28 países.